FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a‑16 or 15d‑16

under the Securities Exchange Act of 1934

For the month of April 2011

Commission File Number            0-16174

          Teva Pharmaceutical Industries Limited

(Translation of registrant's name into English)

5 Basel Street, P.O. Box 3190

          Petach Tikva 49131  Israel

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

            Website: www.tevapharm.com

Teva aNNOUNCES PRESENTATION OF New Data ON MULTiple ScLerosIS and PARKINSON`S DiSEASE TREATMENTS At 2011 American Academy of Neurology Annual Meeting

Data from Phase III Trial of Oral Laquinimod for Multiple Sclerosis to be Presented as Late-Breaking News

Jerusalem, April 11, 2011 - Teva Pharmaceutical Industries Ltd. (NASDAQ: TEVA) today announced that several new studies further support the efficacy and safety of the company`s innovative central nervous system (CNS) products.  More than 30 posters, including a late-breaking presentation on data from the pivotal Phase III trial of oral laquinimod for the treatment of relapsing-remitting multiple sclerosis (RRMS), will be unveiled at the 63rd American Academy of Neurology Annual Meeting in Honolulu, HI, April 9-16, 2011.

Featured presentations include:

●        Data from the Phase III ALLEGRO trial evaluating oral laquinimod in the treatment of RRMS, scheduled for presentation during the Late-Breaking Science Clinical Trials Session.

●        Preliminary analysis of the Coptimize study, assessing disease course and quality of life outcomes of patients switching to Copaxone® (glatiramer acetate injection) from other approved injectable and infused disease modifying therapies for RRMS. Additional data from the QualiCop study demonstrating the effects of Copaxone® treatment on progression of disability, cognition and fatigue and the impact of these factors on compliance and adherence.

●        Data demonstrating remyelination, motor neuron preservation and a neuroprotective effect of COPAXONE® in experimental autoimmune encephalomyelitis (EAE).

●        New preclinical data providing evidence that the novel mechanism of action (MOA) of oral laquinimod addresses the irreversible pathological processes of MS by reducing axonal damage and neurodegeneration.

●        A retrospective analysis of IMS Longitudinal Prescription data demonstrating that rasagiline is associated with significantly higher compliance and persistence rates than other antiparkinson therapies.

Platform Presentations/Poster Sessions:

AZILECT®

●        [IN10-1.002] Assessing the Occurrence of Serotonin Toxicity in Parkinson's Disease Patients Receiving Rasagiline and Antidepressants (Integrated Neuroscience Poster Session: Treatment of Movement Disorders, April 14, 2011 at 2:30 PM HAST) Michel Panisset, Jack J. Chen, Sean H. Rhyee

●        [P05.100] Parkinson's Disease Drug Therapies: Medication Compliance and Persistence Update (Session P05: Movement Disorders: Parkinson's Disease: Treatment, April 13, 2011 at 2:00 PM HAST) Marcy L. Tarrants, Jennifer Millard, Dongmu Zhang, Sarah Rudolph, Adam Foote, Jane Castelli-Haley

COPAXONE®

●        [P04.193] Insights from the Coptimize Study: Characteristics of Relapsing Remitting Multiple Sclerosis (RRMS) Patients Switching to Glatiramer Acetate (Session P04: Multiple Sclerosis: Interventions II, April 13, 2011 at 7:30 AM HAST) Tjalf Ziemssen, Adriana Carra, Nina Del Klippel, Joao de Sa, Jette Frederiksen, Olivier Heinzlef, Clementine Karageorgiou, Krisztina Kovacs, Anne-Marie Landtblom, Lubomir Lisy, Ovidiu Bajenaru, Chin-Piao Tsai, Niall Tubridy, Galina Vorobeychik

●        [PD6.006] Results from the 5-Year Prospective Follow-Up of Patients Receiving Glatiramer Acetate in the PreCISe Study on Delaying Conversion to CDMS (Poster Discussion VI: Multiple Sclerosis: Interventions III, April 14, 2011 at 2:00 PM HAST) Vittorio Martinelli, Giancarlo Comi, Mariaemma Rodegher, Lucia Moiola, Ovidiu Bajenaru, Adriana Carra, Irina Elovaara, Franz Fazekas, Hans Hartung, Jan Hillert, John King, Samuel Komoly, Catherine Lubetzki, Xavier Montalban, Kjell Morten Myhr, Mads Ravnborg, Peter Rieckmann, Daniel Wynn, Carolyn Young, Massimo Filippi

●        [P07.157] Monitoring QoL, Fatigue, and Cognition in RRMS Patients during Treatment with Glatiramer Acetate (Session P07: Multiple Sclerosis: Functional Outcomes, April 14, 2011 at 2:00 PM HAST) Tjalf Ziemssen, Iris Katharina Penner, Josef H. Hoffmann, Pasquale Calabrese

●        [P05.024] Remyelination and Preservation of Motor Neurons by Glatiramer Acetate Treatment in Mice with Experimental Autoimmune Encephalomyelitis (Session P05: Multiple Sclerosis: Models, April 13, 2011 at 2:00 PM HAST) Rina Aharoni, Anya Vainshtein, Vera Shinder, Ariel Stock, Raya Eilam, Ruth Arnon

●        [P05.023] The Combined Treatment of Glatiramer Acetate (GA) and Salirasib Attenuates Experimental Autoimmune Encephalomyelitis (EAE) (Session P05: Multiple Sclerosis: Models, April 13, 2011 at 2:00 PM HAST) Elizabeta Aizman, Joab Chapman, Adi Mor, Yaniv Assaf, Yoel Kloog

Laquinimod

●        The Assessment of Oral Laquinimod in Preventing Progression of RRMS (ALLEGRO): Efficacy and Safety Results (Late-Breaking Science Clinical Trials Session, April 15, 2011 at 12:00 PM HAST) Giancarlo Comi

●        [P05.030] Effect of Laquinimod on Cuprizone-Induced Demyelination in Mice (Session P05: Multiple Sclerosis: Models, April 13, 2011 at 2:00 PM HAST) Wolfgang Brück, Ramona Pförtner, Christiane Wegner

●        [P02.170] Laquinimod Skews Monocytes to a Regulatory Phenotype and Modulates Autoimmune Demyelination Via Brain Derived Neurotrophic Factor (Session P02: Multiple Sclerosis: Immunology I, April 12, 2011 at 7:30 AM HAST) Jan Thöne, De-Hyung Lee, Gisa Ellrichmann, Liat Hayardeny, Ralf Linker, Ralf Gold

ABOUT AZILECT® (rasagiline tablets)
AZILECT® tablets (rasagiline) 1 mg/day are indicated for the treatment of the signs and symptoms of Parkinson's disease both as initial therapy alone and to be added to levodopa later in the disease.

AZILECT® is currently available in 45 countries, including the U.S., Canada, Israel, Mexico, and all EU countries.

See additional important information at

http://www.azilect.com/Resources/PDFs/PrescribingInformation-pdf.aspx. For hardcopy releases, please see enclosed full prescribing information.

ABOUT COPAXONE®

Copaxone® is indicated for the reduction of the frequency of relapses in relapsing-remitting multiple sclerosis, including patients who have experienced a first clinical episode and have MRI features consistent with multiple sclerosis. The most common side effects of COPAXONE® are redness, pain, swelling, itching, or a lump at the site of injection, flushing, rash, shortness of breath, and chest pain.
Copaxone® (glatiramer acetate injection) is now approved in more than 50 countries worldwide, including the United States, Russia, Canada, Mexico, Australia, Israel, and all European countries. In North America, COPAXONE® is marketed by Teva Neuroscience, Inc., which is a subsidiary of Teva Pharmaceutical Industries Ltd. In Europe, Copaxone® is marketed by Teva Pharmaceutical Industries Ltd. and sanofi-aventis. Copaxone® is a registered trademark of Teva Pharmaceutical Industries Ltd.

See additional important information at:

http://www.sharedsolutions.com/pdfs/PrescribingInformation.aspx or call 1-800-887-8100 for electronic releases.

ABOUT LAQUINIMOD

Laquinimod is an oral, once-daily, immunomodulator with a novel mechanism of action being developed for the treatment of MS. The global Phase III clinical development program evaluating oral laquinimod in MS consists of two pivotal studies, ALLEGRO and BRAVO. BRAVO, is a two-year, multi-national, multi-center, randomized, double-blind, parallel-group, placebo-controlled study designed to compare the safety, efficacy and tolerability of a once-daily oral dose of 0.6 mg laquinimod over placebo and to perform a comparative risk-benefit assessment between laquinimod and interferon beta-1a. Enrollment of 1,332 patients at 154 sites in the U.S, Europe, Israel and South Africa was completed in June 2009. BRAVO study results are anticipated in the third quarter of 2011.

In addition to the ongoing MS clinical studies, laquinimod is currently in Phase II development for Crohn's disease and Lupus, and is being studied in other autoimmune diseases.

ABOUT TEVA

Teva Pharmaceutical Industries Ltd. (NASDAQ:TEVA) is a leading global pharmaceutical company, committed to increasing access to high-quality healthcare by developing, producing and marketing affordable generic drugs as well as innovative and specialty pharmaceuticals and active pharmaceutical ingredients. Headquartered in Israel, Teva is the world's largest generic drug maker, with a global product portfolio of more than 1,450 molecules and a direct presence in about 60 countries. Teva's branded businesses focus on neurological, respiratory and women's health therapeutic areas as well as biologics. Teva's leading innovative product, Copaxone®, is the number one prescribed treatment for relapsing-remitting multiple sclerosis. Teva employs approximately 40,000 people around the world and reached $16.1 billion in net sales in 2010.

Teva's Safe Harbor Statement under the U. S. Private Securities Litigation Reform Act of 1995:
This release contains forward-looking statements, which express the current beliefs and expectations of management. Such statements are based on management's current beliefs and expectations and involve a number of known and unknown risks and uncertainties that could cause our future results, performance or achievements to differ significantly from the results, performance or achievements expressed or implied by such forward-looking statements. Important factors that could cause or contribute to such differences include risks relating to: our ability to successfully develop and commercialize additional pharmaceutical products, the introduction of competing generic equivalents, the extent to which we may obtain U.S. market exclusivity for certain of our new generic products and regulatory changes that may prevent us from utilizing exclusivity periods, potential liability for sales of generic products prior to a final resolution of outstanding patent litigation, including that relating to the generic versions of Neurontin®, Lotrel®, Protonix® and Gemzar®, the extent to which any manufacturing or quality control problems damage our reputation for high quality production, the effects of competition on sales of our innovative products, especially Copaxone® (including potential generic and oral competition for Copaxone®), the impact of continuing consolidation of our distributors and customers, our ability to identify, consummate and successfully integrate acquisitions (including the acquisition of ratiopharm), interruptions in our supply chain or problems with our information technology systems that adversely affect our complex manufacturing processes, intense competition in our specialty pharmaceutical businesses, any failures to comply with the complex Medicare and Medicaid reporting and payment obligations, our exposure to currency fluctuations and restrictions as well as credit risks, the effects of reforms in healthcare regulation, adverse effects of political or economical instability, major hostilities or acts of terrorism on our significant worldwide operations, increased government scrutiny in both the U.S. and Europe of our agreements with brand companies, dependence on the effectiveness of our patents and other protections for innovative products, our ability to achieve expected results through our innovative R&D efforts, the difficulty of predicting U.S. Food and Drug Administration, European Medicines Agency and other regulatory authority approvals, uncertainties surrounding the legislative and regulatory pathway for the registration and approval of biotechnology-based products, potentially significant impairments of intangible assets and goodwill, potential increases in tax liabilities resulting from challenges to our intercompany arrangements, our potential exposure to product liability claims to the extent not covered by insurance, the termination or expiration of governmental programs or tax benefits, current economic conditions, any failure to retain key personnel or to attract additional executive and managerial talent, environmental risks and other factors that are discussed in this report and in our other filings with the U.S. Securities and Exchange Commission ("SEC").

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            Website: www.tevapharm.com

Teva Pharmaceutical Industries Ltd. Web Site: www.tevapharm.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TEVA PHARMACEUTICAL INDUSTRIES LIMITED

(Registrant)

By: /s/  Eyal Desheh

Name: Eyal Desheh
Title: Chief Financial Officer

Date April 11, 2011

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